Balance Labs, Inc.

1111 Lincoln Road, 4th Floor

Miami Beach, FL 33139

May 22, 2015

VIA EDGAR

Kim McManus, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Balance Labs, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 1, 2015

File No. 333-202959

Dear Ms. McManus:

We are in receipt of your comment letter dated May 14, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note your response to comment 1 of our letter. Please clarify the circumstances under which the selling shareholders received the common stock. Your disclosure on page 1 of the prospectus indicates that you issued 8,000,000 shares of your common stock to Shilo in June 2014 for services rendered in forming your company, and that Shilo “distributed” its shares of your company to its shareholders, pro rata, in January 2015. However, your response to comment 1 states that the selling shareholders “contributed the member interests in Shilo in exchange for all of the 8,000,000 shares of common stock it currently holds and a certain amount in cash.” Please reconcile this disclosure. In this regard, describe this transaction in more detail, including a description of the member interests in Shilo that the selling shareholders contributed in exchange for shares of your common stock and cash and how the value of this contribution was determined.

RESPONSE: We respectfully clarify for the Staff that the selling shareholders of this registration statement purchased their interest in Shilo Security Solutions, Inc (“Shilo”) through certain private placement offering pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”) and/or Regulation S of the Securities Act. The selling shareholders subsequently received their shares in Balance Labs, Inc through a distribution, pro rata based on each selling shareholders’ subscription of interest in Shilo in January 2015.

Transactions with Related Persons, Promoters and Certain Control Persons, page 18

2.	We note your disclosure to the effect that, as of the date of the registration statement, Mr. Farkas has not received any payment pursuant to his consulting agreement with you for his services provided. Please revise your disclosure to clarify when you expect to begin paying Mr. Farkas under the consulting agreement.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we expect to begin paying Mr. Farkas under the consulting agreement once the company accumulates sufficient cash to pay Mr. Farkas for his consulting services, as well as to meet its other near-term obligations. From June 5, 2014 (inception) to the date of this registration statement amendment, the Company has accrued $110,000 in service fees unpaid to Mr. Farkas. As of the date hereof, Company has not yet achieved profitability. The Company will need to either add clients and generate additional revenues to achieve profitability or raise more capital in order to accumulate sufficient cash to pay Mr. Farkas. We have also revised our disclosure under this section on Page 18 accordingly.

Financial Statements

3.	Please monitor the updating requirements for your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE: In response to the Staff’s comment, we have respectfully provided financial statements for the three months ended March 31, 2015, along with those for the period from June 5, 2014 (inception) to December 31, 2014.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Balance Labs, Inc.

By:	/s/ Raphael Perez
Name: Raphael Perez
Title: Chief Executive Officer